MR

U
SECURITIES A
Wasl

06008028

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 41511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANK FUND EQUITIES INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 SOUTH HWY 169 STE 1800
(No. and Street)

ST LOUIS PARK (City) MINNESOTA (State) 55426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory W Henk 651-481-1128 Ext 8 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAUSEN ROBERT FRANCIS
(Name – *if individual, state last, first, middle name*)

1846 BEECHWOOD AVE (Address) ST PAUL (City) MINNESOTA (State) 55116 (Zip Code)

PROCESSED
JUN 19 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2006
WASH. D.C. 152 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/06

OATH OR AFFIRMATION

I, Gregory W Heck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bank Fund Equities Inc, as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEFFREY LYNN PLETCHER
Notary Public - Minnesota
My Commission Expires 1/31/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANK FUND EQUITIES, INC.
FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

BANK FUND EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Table of Contents

Robert F. Sausen
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

I have audited the accompanying balance sheets of Bank Fund Equities, Inc. (an S corporation) as of December 31, 2005 and 2004, and the related statements of income, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert F. Sausen CPA

February 24, 2006

BANK FUND EQUITIES, INC.
BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$ 56,127	$ 55,197
TOTAL CURRENT ASSETS	56,127	55,197
OTHER ASSETS		
Investments	12,400	12,400
TOTAL OTHER ASSETS	12,400	12,400
TOTAL ASSETS	68,527	67,597
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES	350	-
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	48,495	48,495
Retained earnings	19,677	19,097
TOTAL STOCKHOLDERS' EQUITY	68,177	67,597
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 68,527	$ 67,597

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Commissions	$ 29,238	$ 31,798
Interest	1,558	666
TOTAL REVENUES	30,796	32,464
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	5,075	5,530
Miscellaneous	-	-
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	5,075	5,530
NET INCOME	$ 25,721	$ 26,934

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2003	5	48,495	163	48,663
Distributions paid to shareholders	-	-	(8,000)	-
Net income	-	-	26,934	-
Balance, December 31, 2004	$ 5	$ 48,495	$ 19,097	$ 67,597
Distributions paid to shareholders	-	-	(25,141)	(25,141)
Net income	-	-	25,721	25,721
Balance, December 31, 2005	$ 5	$ 48,495	$ 19,677	$ 68,177

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

		2005		2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	25,721	$	26,934
Adjustments to reconcile net income to net cash provided by operations:				
Change in:				
Accounts receivable				
Accounts payable		350		-
NET CASH PROVIDED BY OPERATING ACTIVITIES		26,071		26,934
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of stock				
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions paid to shareholders		(25,141)		(8,000)
NET INCREASE (DECREASE) IN CASH		930		18,934
CASH, BEGINNING OF YEAR		55,197		36,263
CASH, END OF YEAR	$	56,127	$	55,197
SUPPLEMENTAL CASH FLOWS DISCLOSURES				
Income taxes paid	$	-	$	-
Interest paid	$	-	$	-

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Nature of Business: Bank Fund Equities, Inc. (the Company) is registered as a Minneapolis broker dealer under the Securities Exchange Act of 1934. The Company markets and sells variable annuities to financial institutions throughout the Minnesota via independent brokers.

Commission recognition: The Company recognizes commission income on transactions generated by their independent brokers as of the trade date. Commissions earned and not yet collected are recorded on an accrual basis. The independent brokers' share of commissions is paid directly by the Company's contracted clearinghouse. Accordingly, no commission expense is reflected in the accompanying financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Revenue Recognition: Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Income taxes: The Company has elected, under Section 1372 of the Internal Revenue Code and similar provisions of the State of Minnesota tax laws, to be taxed as a small business corporation (i.e., an "S-corp."). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer insecurities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3 of aggregate indebtedness. At December 31, 2005, the Company had net capital, as computed under the rule, of $ 68,177 and its ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company conducts its operations through office facilities provided by a related party. This affiliate provides financial accounting and occupancy to Bank Fund Equities, Inc. at no charge.

BANK FUND EQUITIES, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
OF THE SECURITIES AN EXCHANGE COMMISSION
December 31, 2005 and 2004

	2005	2004
Member's Equity	68,177	67,597
Deductions :	12,400	12,400
Net Capital :	$ 55,777	$ 55,197
Minimum Net Capital Requirement Per Rule 15C-1 (a)(2)(vi) (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000	$ 5,000
Aggregate indebtedness	$ -	$ -
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2005)	0 to 1	0 to 1
Net capital, as reported in company's Part IIA (unaudited) FOCUS report	55,777	55,197
Net audit adjustments tofinancial statements	-	-
Net capital per above	$ 55,777	$ 55,197

The Company operates on a fully disclosed basis under Rule 15c-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus no reconciliation is necessary.

The Company is exempt from Rule 15c3-3 under subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.